UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Xylem Inc.

(Exact name of the registrant as specified in its charter)

Indiana	001-35229	45-2080495
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1 International Drive, Rye Brook, New York	10573
(Address of principle executive offices)	(Zip code)

Claudia S. Toussaint	914-323-5999
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 – Conflicts Minerals Disclosure and Report

Xylem Inc. (“the Company”) has filed this Form SD pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014. The Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto and is publicly available on our website at www.xyleminc.com under “Investors – Financial Information – SEC Filings.”

Item 1.02 – Exhibit

The Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01 hereto and is publicly available on our website at www.xyleminc.com under “Investors – Financial Information – SEC Filings.”

Section 2 - Exhibits

Item 2.01 – Exhibits

The following exhibit is filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Xylem Inc.

/s/ Claudia S. Toussaint	May 29, 2015
Claudia S. Toussaint	(Date)
Senior Vice President, General Counsel & Corporate Secretary